82-51




TransCanada
In business to deliver

TransCanada PipeLines Limited
450 - 1st Street S.W.
Calgary, Alberta, Canada T2P 5H1

tel 403.920.7679
fax 403.920.2467
email lilian_ceri@transcanada.com
web www.transcanada.com

VIA COURIER

January 20, 2005

SUPPL

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.


SEC MAIL
PROCESSING
RECEIVED
JAN 24 2005
WASH. D.C.
152
SECTION

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Release of TransCanada Corporation

Please find enclosed a copy of a news release issued by TransCanada Corporation on CCN Matthews on January 20, 2005. This news release is to be placed in the Company's public file.

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Lilian Ceri
Corporate Legal Assistant

/lc
Enclosure

dlw 1/27


TransCanada
In business to deliver

NewsRelease


SEC MAIL PROCESSING
RECEIVED
WASH, D.C. SECTION
152

TransCanada 2004 Fourth Quarter Results Teleconference and Webcast Advisory

Bruce Power results to be released January 27
Consolidated results to be released February 1

CALGARY, Alberta – January 20, 2005 – (TSX: TRP) (NYSE: TRP) – TransCanada Corporation will report its share of Bruce Power's 2004 financial results on Thursday, January 27, 2005. TransCanada's consolidated results will be released during the morning of Tuesday, February 1, 2005.

The earlier release of the Bruce Power results is timed to coincide with Cameco Corporation's release of fourth quarter results, which also include earnings from Bruce Power. TransCanada and Cameco each have a 31.6 per cent interest in the Bruce Power Limited Partnership.

Analysts, members of the media and other interested parties are invited to participate in TransCanada's fourth quarter teleconference and audio webcast February 1 at 12 p.m. (Mountain) / 2 p.m. (Eastern) to discuss the fourth quarter 2004 financial results, and general developments and issues concerning the company.

To participate, please call 1-877-295-2825 or 416-405-8532 (Toronto area). Please dial in 10 minutes prior to the start of the call. No passcode is required. A live audio webcast of the teleconference will also be available on TransCanada's website (www.transcanada.com).

The conference will begin with a short address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight Eastern time February 8, 2005. Please call 1-800-408-3053 or 416-695-5800 (Toronto area) and enter passcode 3135828. The webcast will be archived and available for replay on www.transcanada.com.